

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

Zeynep Hakimoglu
President and Chief Executive Officer
CLEARONE INC
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116

  Re: CLEARONE INC
     Registration Statement on Form S-3
     Filed August 25, 2020
     File No. 333-248412

Dear Mr. Hakimoglu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Geoff Kruczek at (202) 551-3641 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Michael Dunn